Exhibit 99.2

Equity Transfer Agreement

between

3e Network Technology Company Limited

and

HongKong Techfaith Limited

on

GuangZhou 3E Network Technology Company Limited

March 21, 2025

i

Equity Transfer Agreement

This Equity Transfer Agreement (“Agreement”) was signed in People’s Republic of China (PRC) (“China”, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province Region) on March 21, 2025 (“signing date”) by the following parties:

1.	GuangZhou 3E Network Technology Company Limited，a limited liability company established and existing under the laws of the People’s Republic of China, with its registered address at Room B046, 801, Block 11, Sixing Street, Huangge Town, Nansha District, Guangzhou, PRC (the “Target Company”).

2.	3e Network Technology Company Limited，a private limited company established and existing under the laws of Hong Kong, with its office address at Flat 1512, 15/F, Lucky Centre, No. 165-171 Wan Chai Road, Wan Chai, Hong Kong (the “Transferor”).

3.	HongKong Techfaith Limited，a private company limited by shares established and existing under the laws of Hong Kong, China, has its office address: ROOM 1602,16/F,, LUCKY CENTRE,, NO.165-171 WAN CHAI ROAD,, WAN CHAI, HONG KONG (the “Transferee”).

In this Agreement, each of the above parties is referred to as “Party” individually and collectively as “Parties”.

Whereas:

1.	As of the date of this Agreement, the registered capital of the Target Company is RMB 2,000,000 (Two Million yuan), and the shareholding structure of the Target Company is as set forth in Part I of Annex 1 to this Agreement, wherein the Transferor holds 100% of the equity of the Target Company, corresponding to the Target Company’s registered capital of RMB 2,000,000 (Two Million yuan) (the “Target Equity”).

2.	The Transferor agrees to sell the Target Equity held by it to the Transferee in accordance with the terms and conditions set forth in this Agreement, and the Transferee agrees to purchase the Target Equity from the Transferor in accordance with the terms and conditions set forth in this Agreement.

3.	As of the Closing Date under this Agreement (as defined in Section 3.1), the Transferee shall hold 100% of the equity of the Target Company (corresponding to the Target Company’s registered capital of RMB 2,000,000 (Two Million yuan)), and the shareholding structure of the Target Company after the Closing shall be as set forth in Part II of Annex 1 to this Agreement.

Accordingly, the parties reached the following consensus:

Article 1 Definition and Interpretation

1.1	Unless otherwise agreed in the context of this Agreement, the following terms have the following meanings in this Agreement:

1.1.1	This transaction: Refers to the transactions agreed under this Agreement, including but not limited to the transactions mentioned in Article 2 of this Agreement.

1.1.2	Commitment party: (i) If the delivery does not occur, it refers to the single name and joint name of the Target Company and the Transferor, and (ii) If the delivery occurs, it refers to the Transferor (for the avoidance of doubt, the Target Company will not be the commitment party from the beginning when the delivery occurs).

1.1.3	Transaction documents: Refers to this agreement and other documents stipulated in this agreement and other documents related to this transaction.

1.1.4	Closing Date: Refers to the date on which the earlier of the following two conditions is met under this Agreement: (i) completion of the payment of the Transfer Price I, and (ii) completion of the industrial and commercial registration change of the Target Company.

1.1.5	Related party: For the purpose of this Agreement, the related party of any person or entity includes any company, partnership, joint venture or other entity or natural person that controls the person/entity, or is controlled by the person/entity or is jointly controlled with the person/entity; The “related party” of any natural person also includes the close relatives of the natural person, including spouses, parents, grandparents, siblings and their spouses, children and their spouses, grandchildren and their spouses, grandchildren and their spouses. However, for the purpose of this agreement, neither the transferee nor its related parties shall be regarded as related parties of the target company or the transferor.

1.1.6	Control: Relative to the relationship between two or more subjects, it means that whether it is actually exercised or not, directly or indirectly, or as a trustee or executor, it has the power to give instructions or instruct others to give instructions on the business, affairs, management or decision-making of one subject, whether by owning shares, equity, voting rights or voting securities, or as a trustee or executor, whether according to contracts, agreements, trust arrangements or other means. Including but not limited to (i) directly or indirectly owning fifty percent (50%) or more of the issued shares or equity of the entity, (ii) directly or indirectly owning fifty percent (50%) or more of the voting rights of the entity, and (iii) directly or indirectly having the right to appoint most members of the board of directors or similar management organizations of the entity; Or (iv) controlling or influencing the business decisions of the entity by other means. “Controlled” and “jointly controlled” have meanings related to the above explanation.

1.1.7	Market supervision and management department: Refers to China State Administration of Market Supervision and its local branches.

1.1.8	Rights burden: Refers to any mortgage, pledge, lien (including but not limited to tax priority, revocation, and subrogation rights), lease, license, option, restriction, pre emptive right, pre emptive right, debt burden, pre emptive arrangement, any third-party right or interest, restrictive commitment, condition, or any kind of restriction (including but not limited to any restriction on use, voting, transfer, revenue, or other exercise of ownership rights) or any form of security interest, or any form of arrangement with similar effects restricted by third-party rights.

1.1.9	Liabilities: Refers to all debts, responsibilities and obligations, whether accumulated or fixed, absolute or contingent, due or unexpired, confirmed or undetermined, including but not limited to those arising under any laws, demands or government orders, and those arising under any contract, agreement, promise or commitment.

1.1.10	Intellectual property: Refers to all rights in the world arising from or relating to the following, whether they are protected, created or generated based on the laws of China, other countries or regions’ regulations or international treaties: (i) All inventions, utility models, designs (whether patentable or not) and their improvements, all patents, patent applications and patent disclosure; (ii) All registered trademarks, registered trademark application rights, brands, goodwill, logos, service marks, trade names, company names and their translations; (iii) All works that can obtain copyright (whether registered or not), all copyright registration or registration applications; (iv) All computer software and systems (including data and files in them) and their improvements and upgrades (except commonly used office business applications); (v) All other exclusive rights (including but not limited to domain name, proprietary technology and production process); (vi) Confidential information and business secrets; (vii) Any right similar to items (i)-(vi) as stipulated by any law, regardless of whether the above items are registered or not; And (viii) all copies and tangible carriers of the above-mentioned intellectual property rights (in whatever form and by whatever means).

1.1.11	Significant adverse effects: Refers to (i) the Target Company entering into bankruptcy proceedings, liquidation, winding-up, reorganization or debt reorganization, sale of significant assets, or (ii) any circumstances, change or impact involving the Target Company that individually, jointly, directly or indirectly (A) has or is reasonably expected to have a material adverse impact on the operations assets, liabilities (including but not limited to contingent liabilities) or financial condition of the Target Company; Or (B) causes or may reasonably be expected to cause serious adverse effects on the validity, binding force and performance of the transaction documents.

1.1.12	Tax: Refers to any and all taxes, fees, levies, taxes, duties and other charges of any kind levied by any government department (together with any and all interest, fines, surcharges and extra money collected therefrom), including but not limited to: Taxes or other charges levied on income, franchise, incidental income or other profits, total income, property, sales, use, wages, employment, social security, unemployment compensation or net worth; Taxes or other charges of consumption and use tax, withholding tax, transfer tax, value-added tax or profit tax; License, registration and documentation fees; As well as customs duties, taxes and similar charges.

1.1.13	Government departments: Refers to any national, international organization, supranational, federal, state, provincial, local or other similar government, governmental, administrative or administrative institutions, departments or committees or any court, tribunal or judicial or arbitration institution outside or within China.

1.1.14	Chinese law: Refers to all laws, administrative regulations, rules, regulations, policy documents, local government or local government departments’ regulations, decisions and policy documents in force in China at that time.

1.1.15	Working days: Refers to any day except Saturday, Sunday and other days when banks are prohibited from operating in China by law or authorization.
1.1.16	Natural day: Refers to any day, including Saturday, Sunday and other days when banks are prohibited or authorized by law from operating in China, which is a continuous time period.

1.1.17	RMB: Refers to RMB Yuan, the legal tender of China.

1.1.18	Dollar: Refers to the legal tender of the United States.

1.2	Interpretation and principles of interpretation

In this Agreement, unless the context otherwise requires:

1.2.1	When referring to article, appendix, annex, preface, the foregoing or the following in this agreement, it refers to article, appendix, annex, preface, the foregoing or the following in this agreement, and such article, appendix, annex, preface, the foregoing or the following shall be regarded as a part of this agreement;

1.2.2	The title of this agreement is only for convenience of reference and does not affect the meaning or interpretation of this agreement in any way;

1.2.3	When the word “including” is used in this Agreement, it shall be deemed to be followed by “but not limited to”;

1.2.4	Any law defined or mentioned in this agreement or in any agreement or document mentioned in this agreement refers to the law as amended, modified or supplemented from time to time, including the subsequent laws that replace the original laws;

1.2.5	Any agreement, instrument or other document mentioned in this Agreement refers to the agreement, instrument or other document as amended, supplemented or modified from time to time;

1.2.6	References to the subject also refer to its permitted successors and assigns; A reference to any company includes any of its branches;

1.2.7	The terms “this Agreement’s”, “in this Agreement” and “under this Agreement” and words with similar meanings used in this Agreement refer to the whole of this Agreement rather than a certain clause of this Agreement; and

1.2.8	When this agreement refers to the obligations or responsibilities of any promisor, the promisors shall bear joint obligations or responsibilities with each other.

Article 2 Transfer of Underlying Equity

2.1	Part I of Annex I to this Agreement correctly reflects the shareholding structure of the target company and the transferor’s shareholding in the target company as of the signing date of this Agreement, and the transferor has no dispute over such shareholding structure.

2.2	The Transferor agrees to sell the corresponding Target Equity to the Transferee on the Closing Date in accordance with the terms and conditions set forth in this Agreement, and the Transferee also agrees to purchase the Target Equity (i.e., 100% of the equity of the Target Company) from the Transferor on the Closing Date in accordance with the terms and conditions set forth in this Agreement.

2.3	The Transferor confirms and agrees that the Target Equity transferred by the Transferor to the Transferee is free from any encumbrances. From the Closing Date, the Transferee shall acquire all rights, title, and interest in the Target Equity, including but not limited to the ownership of the Target Equity and any rights and benefits related to or derived from such ownership.

2.4	The Transferor confirms and agrees, and ensures that any other third party shall waive any right of first refusal or any other rights that may affect this transaction under this Agreement.

2.5	From the Closing Date, the shareholding structure of the Target Company shall be as set forth in Part II of Annex 1 to this Agreement. The Transferee shall become the official shareholder holding 100% of the equity of the Target Company (corresponding to the Target Company’s registered capital of RMB 2,000,000 (Two Million yuan)), with corresponding shareholder rights and obligations. The Transferor shall ensure that the Transferee and/or its affiliates shall have actual control over the Target Company from the Closing Date.

Article 3 Transfer Consideration

3.1	Transfer Consideration

3.1.1	The Parties agree, subject to the terms and conditions set forth in this Agreement, that as the consideration for the Transferee’s purchase of the Target Equity held by the Transferor, the Transferee shall pay RMB 1,390,000 (One Million Three Hundred and ninety Thousand yuan) (“Consideration”)to the Transferor and/or any entity designated by the Transferor (the Transferor and such designated entities collectively referred to as the “Transferor Designated Entities”).

3.1.2	The Parties hereby further confirm, acknowledge, and agree that the payment of RMB 1,390,000 (One Million Three Hundred and ninety Thousand yuan) to the Transferor Designated Entities shall be deemed to be the full consideration received by the Transferor for the sale and transfer of the Target Equity to the Transferee, and shall constitute the complete and full performance of the Transferee’s obligation to pay any consideration for the purchase of the Target Equity.

3.1.3	The Parties confirm that, according to the appraisal report issued by the appraisal institution recognized by the Transferee, the total equity value of GuangZhou 3E Network Technology Company Limited as of March 21, 2025, is approximately RMB 1,390,000 (One Million Three Hundred and ninety Thousand yuan), to which the Transferee has no objections.

3.1.4	The Transferee shall, within fifteen (15) calendar days from the effective date of this Agreement (the “Signing Date”), make an initial payment of 20% of the total Transfer Price, i.e., RMB 278,000 (Two hundred and seventy-eight thousand yuan) (the “Transfer Consideration I”), to the Transferor Designated Entities. Additionally, the Transferor and the Target Company shall cooperate with the Transferee to complete the industrial and commercial registration change with the relevant market supervision authorities within ten (10) calendar days from the effective date of this Agreement. The equity transfer shall be processed and delivered only after all the conditions precedent set forth in Section 7.1 of this Agreement (the “Closing Conditions”) have been fully satisfied (or waived in writing by the Transferee). The Closing Date (the “Closing Date”) shall be the date on which the earlier of the following two conditions is met: (i) completion of the payment of Transfer Consideration I, and (ii) completion of the industrial and commercial registration change of the Target Company.

3.1.5	The Transferee shall, within six (6) months from the effective date of this Agreement (the “Signing Date”), pay the remaining Transfer Consideration of RMB 1,112,000 (One million one hundred and twelve thousand yuan) to the Transferor Designated Entities (the “Transfer Consideration II”). Transfer Consideration I and Transfer Consideration II together are referred to as the “Transfer Consideration”.

3.1.6	The Parties agree that, upon the completion of the Closing in accordance with the provisions of this Agreement, the above-mentioned Transfer Consideration payment arrangements or any other Transfer Consideration payment arrangements separately agreed in writing by the Parties shall not affect the effectiveness of the Closing, provided that the Transfer Consideration is paid on time in accordance with the agreed timeline as set forth in the aforementioned payment arrangements or any separate written agreement made by the Parties.

3.2	Taxes and Fees

3.2.1	Each party to this agreement shall bear any taxes and fees payable by it in connection with the transaction under this agreement in accordance with applicable laws (for the avoidance of doubt, all taxes and fees paid by this transaction shall be borne by the transferee). If the transferor according to applicable laws and regulations, has the obligation of withholding and remitting according to applicable laws and regulations, the transferee shall unconditionally cooperate with the transferor to fulfill such obligation of withholding and remitting. Excluding taxes and fees, each party shall bear all the expenses of lawyers, accountants, investment consultants and consultants incurred by the party due to the transaction.

3.2.2	If the transferee fails to pay the tax in full for this transaction in accordance with the applicable laws of China or the requirements of the competent tax authorities, any late fees, fines or other liabilities arising therefrom shall be borne by the transferee, and the transferor has the right to pursue the liabilities of the relevant parties for breach of contract and demand compensation from the relevant parties in accordance with the provisions of Article 8 of this Agreement.

Article 4 Closing

4.1	Preparation and Delivery of Documents on the Closing Date

4.1.1	The Closing Date referred to in this Agreement shall be the date on which the earlier of the following two conditions is met: (i) completion of the payment of the “Transfer Consideration I” as specified in Section 3.1.4 of this Agreement, and (ii) completion of the industrial and commercial registration change of the Target Company.

4.1.2	The Transferor shall, before the agreed Closing Date, cause the legal representative, directors, employees, etc., of the Target Company to sign, prepare, and deliver to the Transferee all documents proving that the Closing Conditions specified in Section 7.1 of this Agreement have been satisfied, including but not limited to any consents and resolutions related to this transaction that must be signed by the Transferor and/or the Target Company, its legal representative, directors, and employees, as well as any other documents required to be signed and filed according to the relevant market supervision authorities or other government departments for the completion of this transaction.

4.2	Management Handover Preparation. The Parties agree that, after the signing of this Agreement, the Promisor shall be responsible for organizing the relevant personnel to prepare for the management handover of the Target Company. The Parties further agree that after the Signing Date, the Promisor shall allow the Transferee to appoint personnel to visit the Target Company to understand and familiarize themselves with the management, financial, and asset status of the Target Company, in preparation for the management handover. The Promisor shall be responsible for accounting and tax filing before the Closing Date, and the Transferee shall be responsible for accounting and tax filing after the Closing Date.

4.3	On-site Handover. The Parties agree that, on the Closing Date, the Transferee shall appoint a representative to conduct the on-site handover of the relevant assets, documents, and records of the Target Company at the Target Company’s office or other locations mutually agreed by the Parties, with the representative of the Transferor. Upon the receipt of the relevant assets, documents, and records as agreed in this clause, the representative of the Transferee shall sign a written confirmation document based on the handover situation. The assets, documents, and records to be handed over shall include:

4.3.1	Qualification certificate: Including but not limited to the original copy of the business license of the target company since its establishment, and the originals of the qualifications, permits, approvals and licenses of all other government departments obtained by the target company, as well as a list listing the specific information of these qualifications and licenses, including but not limited to the license name, number, issuance time, validity period, annual inspection, supervision platform link and account password.

4.3.2	Seal: Including but not limited to the official seal, the special seal for contract, the special seal for finance, the signature seal of legal representative and other seals.

4.3.3	Organizational documents: Including but not limited to the articles of association of the target company since its establishment, shareholder register, capital contribution certificate, registration documents filed by the company registration authority, minutes/resolutions of shareholders’ meeting (shareholders’ decisions), minutes/resolutions of board of directors (executive directors’ decisions) and original minutes/resolutions of board of supervisors (supervisors’ decisions).

4.3.4	Financial and tax information: Including but not limited to all financial and tax materials of the target company since its establishment, including but not limited to all kinds of original vouchers, account books, bank accounts (and their passwords or keys), account USB Banking Token and related management rights, bills, financial statements, account opening licenses and original tax documents of the target company since its establishment.

4.3.5	Assets (if any): All tangible assets, intangible assets and related assets, materials and documents related to intellectual property rights that the target company possesses enjoys ownership or usage right, including but not limited to hardware facilities, office equipment, original lease agreement, access control of leased houses, and relevant certificates of intellectual property rights.

4.3.6	Relevant contracts (if any): The originals of all contracts, agreements, commitments, statements, applications and other forms of legal documents signed by the target company.

4.3.7	Other assets, documents and files related to the target company (if any).

4.4	Change bank account. The undertaking party shall, according to the requirements of the transferee, initiate application process pursuant to apply to the bank’s requirements for a change of the changing the reserved names of all bank accounts of the target company to the reserved names of the designated person of the transferee on the closing date.

Article 5 Representations and Warranties

5.1	From the signing date of this Agreement (including the signing date of this Agreement) to the closing date (including the closing date), each undertaking party makes the following representations and warranties to the transferee separately and jointly, and confirms that the signing of this Agreement and other transaction documents by the transferee depends on the truthfulness, accuracy and completeness of these representations and warranties in all aspects. If any one of them is violated, each undertaking party shall be jointly and severally liable for any losses caused to the transferee as stipulated in this Agreement:

The transferor’s debts, payables and matters that may generate debts have been disclosed to the transferee. If undisclosed debts and payables are generated after delivery, the transferor shall bear them.

5.1.1	Lawful Establishment The target company is a limited liability company legally established and effectively existing in accordance with the laws of China, and is of sufficient has a good credit standing.

5.1.2	Legality of Transferor’s Rights to the Target Equity. The Promisor has the civil capacity and legal capacity under Chinese law to sign this Agreement and any other transaction documents as a party, as well as to perform the obligations under the transaction documents. The equity structure of the Target Company as reflected in Annex 1 of this Agreement is true, accurate, and complete, representing the equity structure from the Signing Date to just prior to the Closing. The Transferor has no disputes regarding the actual equity interest as listed in Annex 1. The Transferor has subscribed to a registered capital of RMB 2 million for the Target Company, and has already contributed RMB 0 as paid-in capital. The Transferee is aware of and has no objections to this. The Target Company has not delayed its capital contribution, made false capital contributions, or withdrawn its contributions. The paid-in capital of the Target Company and the actual cash in its accounts have legitimate and legal sources. All changes in the equity of the Target Company have followed the necessary procedures, including decision-making, resolutions, notifications, registrations, and filings, in accordance with the law, and the transfer procedures have been legally compliant. The consideration corresponding to each equity change transaction has been fully paid to the relevant parties in accordance with the relevant contractual provisions. There are no existing or potential disputes, conflicts, lawsuits, arbitrations, claims, enforcement actions, or other administrative or legal proceedings concerning the Target Company’s equity. The Target Company’s shareholders have never promised or issued any rights, equity, bonds, preemptive rights, warrants, convertible securities, options, employee incentive equity, or other unexercised rights, additional equity commitments, or rights of a similar or comparable nature, except for shareholder equity, in any form to anyone, thus causing or potentially causing the Target Company or its shareholders to bear or potentially bear any obligations to sell or increase the Target Company’s registered capital. The Target Company’s equity is not subject to any nominee arrangements or similar arrangements, nor is it subject to any pledge, mortgage, or other security interests, or any kind of encumbrance (including but not limited to any conditional sale or other ownership retention agreement, any lease of the above nature, any agreement granting any secured interest, or any document appointing a third party as a loss payee), nor is there any other third-party right or interest (with respect to any person’s equity, this also includes, but is not limited to, any options or any kind of conversion or preferential rights). The Transferor has the right to transfer the equity it holds in the Target Company in accordance with the law.

5.1.3	Non-existing Obstacles or Hindrances. There is nothing that causes or may cause any delay, restriction or hindrance to the commitment party’s performance of its obligations under the transaction documents. The target company does not have any state-owned assets, and it is not necessary to take any form of state-owned assets evaluation or obtain approval for the disposal of state-owned assets in order to facilitate the completion of this transaction according to the requirements of laws and regulations of China.

5.1.4	Authorization; Effectiveness. The commitment party has effectively signed this agreement and other transaction documents to which it is a party. The promisee has obtained all necessary authorizations, permits and approvals (including but not limited to the internal authorization of the target company) for its signing, delivery and performance of the above documents and the performance of its rights and obligations. The undertaking party can legally conclude this agreement, other transaction documents to which it is a party and perform its obligations under the transaction documents. The commitment party’s obligations and responsibilities under this agreement and other transaction documents are legal, effective and enforceable.

5.1.5	Non-existing Conflicts. The signing, delivery and performance of this Agreement, other transaction documents to which the undertaking party is a party and rights and obligations under the transaction documents will not violate the laws of China; Will not violate the articles of association or other organizational documents of the target company and the promised party; Will not violate the court judgment, ruling, arbitral tribunal ruling, administrative decision or order that is binding or applicable to the undertaking party; Will not violate any document, contract or agreement to which the promised party is a signatory, or any document, contract or agreement binding on it or its assets; It will not cause any third party to assert any claims upon this party.

5.1.6	Non-existing Debts or Gurantees. The target has no debts, whether generated, exact or contingent, and whether these debts have expired or will expire. In addition, the target company has not acted as a guarantor, indemnitor, guarantor or other obligor for any liabilities of any transferor or any third party and has not provided any guarantee for the liabilities or interests of any transferor or any third party.

5.1.7	Approval and Permission. The target company has never actually carried out any business restricted or prohibited by foreign investment or engaged in any business activities without proper approval. The target company has obtained all necessary or appropriate approvals (including but not limited to government approvals), licenses and permits for its business scope of business license registration. Each approval or permit is fully effective and binding, and has passed various inspections such as annual inspection required by such approval or permit, and there is no situation that may cause such approval or permit to be suspended, dissolved, cancelled, revoked, revoked, restricted, unable to be renewed or invalid.

5.1.8	External Investments and Branches. The Target Company does not directly or indirectly own any shares, equity interests, or other interests in any entity (defined as any enterprise, commercial institution, company, limited liability company, partnership, branch, trust, group, joint venture, organization, government department, or any other type of entity), nor does it have any other investments or investment commitments.

5.1.9	Financial Information. The Promisor has provided the Transferee with the financial statements, financial reports, and financial documents of the Target Company from its inception up to February 28, 2025 (the “Valuation Reference Date”) (collectively, the “Financial Reports”). The Financial Reports contain all relevant and material financial information, and provide a true and fair representation of the Target Company’s assets, liabilities, financial condition, profits, and losses as of the relevant dates and periods. The financial information disclosed in the Financial Reports is true, accurate, and complete in all respects as of their respective dates, and does not contain any false elements or misleading statements. The Target Company does not have any unrecorded funds, assets, or liabilities, and there are no off-balance-sheet costs or expenses. All corporate funds’ accumulation and/or usage have been fully and properly reflected in the financial statements.

5.1.10	Promise of Solvency. There are no orders, requests, applications, decisions, rulings, resolutions or other actions that require the target company to dissolve, go bankrupt, suspend business, liquidate or the like, and there is no mortgage, judgment execution or summons against the assets of the target company. The target company is not insolvent or unable to repay its debts, and there is no request for the target company to repay its debts due.

5.1.11	Taxes and fees. The target company abides by various tax laws and regulations, has correctly, completely and timely declared all taxable income according to the provisions of national and local tax authorities, paid all taxes due, paid all fees due, and withheld and remitted all taxes that should be withheld and remitted according to applicable Chinese laws; There is no need to pay or pay back the fees after taxes, and there is no incident that the target company is punished for violating relevant tax laws, regulations and provisions. The target company has accrued any reserves related to tax payment in the financial statements according to the accounting standards of China; By the date of issuance of the financial report, all the taxes generated and unpaid by the target company have been fully covered by the funds prepared for taxes shown on the balance sheet. The target company has not received any notice from the tax authorities or any other competent department to urge or pay back the documents or request to inspect or audit any tax returns, and there are no unresolved audits, measures, procedures, investigations, disputes or claims, and there is no situation that the tax authorities or other competent departments may claim taxes from the target company.

5.1.12	No Changes . From the date when the financial report is issued to the closing date: (i) The target company has not occurred and is not expected to have significant adverse effects; (ii) Unless otherwise specified in this agreement or agreed by the transferee in writing in advance, the target company has not had any of the following events:

(1)	Any matters mentioned in Items (1) to (10) of Article 6.1.1 of this Agreement;

(2)	Any litigation, arbitration or administrative or judicial investigation (except routine administrative inspection) against the target company, or litigation or arbitration initiated by the target company;

(3)	Suffer any significant adverse impact;

(4)	Transfer the assets of the target company or generate any non-operating liabilities or abnormal operating liabilities; or

(5)	Commit, agree or allow to take any action specified in the above paragraph.

5.1.13	Tangible movable property. The undertaking party has truly, accurately and completely disclosed the tangible movable property owned or entitled to use by the target company on the signing date to the transferee. The target company is the legal owner and user of these tangible movables, and the target company can independently manage its tangible movables, which are not restricted by any rights burden and are in good condition for effective use (except normal wear and tear). The use or utilization of tangible movable property by the target company is in line with the laws of China and will not infringe the rights and interests of any third party.

5.1.14	Real estate. The commitment party has truly, accurately and completely disclosed to the transferee all the real estate (including but not limited to office space, etc.) owned or entitled to use by the target company on the signing date. The target company has the right to legally possess, own or lease the aforementioned real estate. The use or utilization of real estate by the target company is in line with the laws of China and will not infringe upon the rights and interests of any third party.

5.1.15	Intangible assets. The undertaking party has truly, accurately and completely disclosed the intangible assets owned or entitled to use by the target company on the signing date to the transferee. The target company is the legal owner or user of intangible assets, which are valid and enforceable according to law, and there is no matter that may cause any of these intangible assets to be invalid or unenforceable, and these intangible assets are not restricted by any rights burden. The ownership and/or use of intangible assets by the target company has never infringed upon any intellectual property rights and other legitimate rights and interests of others and has completed all necessary registration or filing procedures according to law.

5.1.16	Contract under performance. The commitment party has truly, accurately and completely disclosed to the transferee all contracts (collectively referred to as “contracts under performance”) signed by the target company with any suppliers, customers, other partners, the transferor or any of its related parties that are still valid or have not been fulfilled on the signing date. All contracts under performance are legal, valid, binding and enforceable for all parties to the contract.

5.1.17	Employment Issues. The undertaking party has truly, accurately and completely disclosed to the transferee the names, employers, subordinate departments, entry time and whether to sign a written labor contract of all employees of the target company who have labor relations with the target company on the signing date. The target company has registered social insurance and housing provident fund in accordance with the laws of China, and the target company does not have any violation of the applicable labor laws of China (including but not limited to labor contracts, wages, withholding taxes for employees, working hours, social insurance and housing provident fund payment, etc.) or any liabilities, contingent liabilities or unpaid fees due to the requirements of the applicable labor laws of China. The target company has no obligation to pay any payable but unpaid economic compensation or other similar compensation, or compensation expenses related to the employment relationship. There are no labor disputes or disputes between the target company and its existing employees or employees (if any) previously employed by it, and there are no potential labor disputes or disputes.

5.1.18	Related party matters. There is no related party transaction between any shareholder, director, senior management, employee or related party of the above-mentioned person of the target company and the target company. The pricing of any related transactions (if any) of the target company is in line with the fair market price, and there is no situation that the interests of the target company are harmed by interest transfer or in any other way.

5.1.19	Legal and administrative procedures. There is no lawsuit, arbitration, administrative investigation, administrative penalty, enforcement or other legal or administrative procedure or any claim that has not been solved or will be carried out, or may be brought according to the knowledge of the commitment party, against or affecting the property, rights, permission, operation or business of the target company; There are no events, circumstances or circumstances that may directly or indirectly lead to the commencement or provide the basis for any such legal or administrative procedure.

5.1.20	Compliance. In all aspects, the Target Company has been and fully abided by all laws of China or applicable legal provisions in other judicial fields applicable to its business behavior, business activities or operations, and the ownership, management and use of any of its assets and properties; In all respects, the target company has not had any events, circumstances or circumstances that may constitute or directly/indirectly lead to violation of any of the aforementioned legal provisions according to reasonable expectations.

5.1.21	Anti-Corruption. The transferor, the target company, its employees, directors, representatives and agents have never engaged in or participated in any acts prohibited by all laws, regulations, rules, regulations (“Anti-Corruption Law”) and other legally binding measures in China and any other judicial field related to anti-bribery, corruption, money laundering, fraud and other similar activities, anti-terrorism, economic sanctions and anti-boycott law.

5.1.22	Non-existing Brokerage Agent. The Target Company has not hired any investment bank, financial adviser, broker or other intermediary agency that may charge commission for the transaction under this Agreement or assumed the obligation to pay commission to such agency.

5.1.23	Information disclosure. The commitment party has truthfully, completely and accurately disclosed to the transferee: (i) All information, documents and materials required by the transferee, as well as information, documents and materials that are or may be substantially related to the performance of this agreement by any commitment party; (ii) Information, documents and materials that have or may have a substantial impact on the transferee’s willingness to sign this agreement or perform the proposed transaction under this agreement. All documents, materials and information provided by the commitment party to the transferee before and after the signing of this agreement are true, accurate, omission-free and misleading in all important aspects, and there are no matters that should be disclosed but are delayed in disclosure, which may have a significant adverse impact on the target company or may have a significant impact on the transferee’s decision to conduct the proposed transaction under this agreement.

5.2	From the signing date of this agreement (including the signing date of this agreement) to the closing date (including the closing date), each party to this agreement respectively makes the following representations and guarantees to the other party:

5.2.1	Effectively survive. It is a legal entity legally established and validly existing under the laws of China.

5.2.2	Authorization; Effectiveness. It has effectively signed this Agreement and other transaction documents to which it is a party. It has obtained all necessary authorization, permission and approval (including but not limited to its internal authorization) for its signing, delivery and performance of the above-mentioned documents and performance of its rights and obligations. It can legally conclude this Agreement, other transaction documents to which it is a party and perform its obligations under the transaction documents. Its obligations and responsibilities under this Agreement and other transaction documents are legal, effective and enforceable.

5.2.3	No conflict. Its signing, delivery and performance of this Agreement, other transaction documents to which it is a party and its rights and obligations under the transaction documents will not violate the laws of China; Will not violate its articles of association or other organizational documents; It will not violate the court judgment, ruling, arbitral tribunal ruling, administrative decision or order that is binding or applicable to it.

5.3	Existence of representations and warranties. Any representations and warranties under this agreement and submitted under this agreement shall remain valid after signing this agreement and completing the transfer of the underlying equity under this agreement.

Article 6 Commitment of the Promisor and the Transferee

6.1	The commitment party promises. With regard to the following commitments involving the behavior of the target company, the commitment party makes the following commitments.

6.1.1	Transitional obligations. From the signing date to the closing date, without the prior written consent of the transferee, the target company shall not, and other promising parties shall urge the target company not to:

(1)	Increase or decrease the registered capital of the target company, transfer the equity of the target company, or establish or allow the establishment of any rights burden on any part of the equity of the target company;

(2)	Merge, merge or be merged by any third party, or purchase any assets, or invest in any entity;

(3)	Revise the articles of association of the target company (except as expressly stipulated in the transaction documents);

(4)	Change any accounting method or accounting practice or system of the target company, except the changes required by the applicable accounting standards;

(5)	Enter into any contract, amend or adjust the terms of any existing contract, or agree to terminate any existing contract;

(6)	Providing loans to third parties or providing guarantees for the debts of any third party; Any debt incurred, inherited or incurred after the issuance of the financial report;

(7)	Initiate or settle any litigation, arbitration or administrative proceedings;

(8)	Take any action that may lead to the failure to meet any delivery preconditions stipulated in the transaction documents according to reasonable expectations, and take other actions that may bring real or potential adverse effects to the transactions under the transaction documents (including but not limited to making the statements or guarantees contained in this Agreement inaccurate or incorrect in any material respect);

(9)	Transfer the book cash of the target company through various means;

(10)	Make any arrangement, commitment or agreement on any of the above matters.

6.1.2	The right to consult and know. From the signing date to the closing date, the undertaking party shall assist the transferee in obtaining any information about the finance and operation of the target company that it reasonably requests. In addition, the undertaking party shall immediately notify the transferee of any litigation, arbitration or administrative procedure related to the target equity or the assets, finance and/or income of the target company. The right of inspection provided to the transferee under this agreement and the transferee’s knowledge and review of the information provided will not affect or limit any statement and guarantee made by the promisor under this agreement in any way.

6.1.3	Negotiation with the transferee. Subject to the provisions of Article 6.1.1 of this Agreement, from the signing date to the closing date, the promisor shall immediately inform the transferee in writing of the following information it has learned and discuss with the transferee through consultation: all events, circumstances, facts and circumstances that will or may reasonably be expected to cause any delivery preconditions to be unsatisfied, or may cause the promisor to violate its statements or guarantees or commitments in the transaction documents.

6.1.4	Waiver and immunity. The Transferor confirms and agrees that at the closing date of this transaction, it waives any right requests, demands, claims or claims (if any) enjoyed by the Target Company, and the Target Company has no unfulfilled obligations or responsibilities to the Transferor.

6.1.5	Industrial and commercial change registration. The Transferor shall cause the Target Company, and the Target Company shall, within ten (10) calendar days from the effective date of this Agreement (the “Signing Date”), complete the business registration change for this transaction with the relevant market supervision and administration department in accordance with the instructions of the Transferee, and obtain the new business license issued by the relevant market supervision and administration department. The business registration change shall reflect: (i) the post-change shareholders and equity structure of the Target Company, where the Transferee or its designated affiliate shall hold 100% of the Target Company’s equity; (ii) the filing of the new Articles of Association; and (iii) the resignation of the Target Company’s original key personnel and the appointment of new key personnel. In the process of completing the business registration change for this transaction with the relevant market supervision and administration department, the Promisor shall cooperate in providing and/or signing the necessary documents for the registration change (“Business Registration Documents”). The parties confirm that the substantive terms of the Business Registration Documents shall be consistent with this Agreement, but if there is any conflict between the Business Registration Documents and this Agreement, the terms of this Agreement shall prevail. The parties further confirm that in the case where the Transferee designates its affiliate to hold 100% of the Target Company’s equity, the completion of the above business registration change by the Target Company is conditional upon the parties having signed a written supplementary agreement regarding such changes, in a form and content satisfactory to all parties.

6.1.6	Obligation to cooperate. The undertaking party shall do its best to take or promote all necessary actions and provide all necessary documents and cooperation. (i) Assist the transferee to take over the target company as soon as possible after the closing date; (ii) Assist the transferee to complete the relevant follow-up matters (if any) caused by the change of this transaction in the target company as soon as possible after the closing date. The commitment party promises that, in addition to the aforementioned cooperation obligations, if the target company has any other matters that need to be connected or communicated with government departments or any third party (for the avoidance of doubt, whether these matters occur before or after the closing date), and these matters involve this transaction, or involve any matters of the target company and/or the commitment party before the closing date, the commitment party shall do its utmost to take or urge all necessary actions, provide all necessary documents and cooperation, and assist the transferee and the target.

6.2	Commitment of the Transferee.

6.2.1	The transferee promises that it will fulfill any commitments it has made to the transferor and its related parties in accordance with this Agreement and any supplementary agreements to this Agreement (if any).

6.2.2	The transferee promises to fulfill the obligation to pay the transfer consideration in accordance with this Agreement and any supplementary agreements to this Agreement (if any).

Article 7 Conditions Precedent to Closing

7.1	Conditions Precedent for the Transferee. The Transferee shall complete the obligations under Section 3.1 and any other obligations as separately confirmed in writing by the parties (if applicable) by the Closing Date, subject to the following conditions being fully satisfied or waived in writing in advance by the Transferee at its sole discretion.

7.1.1	Sign the transaction documents. Each party has duly signed the transaction documents of which it is a party and delivered the signed transaction documents to the transferee.

7.1.2	Representations, warranties and commitments. The statements and warranties of the parties in this agreement are true, accurate, complete and not misleading in all aspects from the signing date of this agreement (including the signing date of this agreement) to the closing date (including the closing date). All the promised parties in this agreement have fulfilled or abided by their major commitments, obligations and agreements under the transaction documents that should be fulfilled or abided by on or before the closing date (in particular, the on-site handover procedures under Article 4.3 of this agreement should be completed).

7.1.3	There is no legal procedure. There is no existing, pending or potential administrative procedure, judicial procedure, or any appeal made by any government department or any other subject, which, in the reasonable opinion of the transferee, may cause the transaction to be banned, restricted or otherwise hindered, or otherwise raise objections, claim for compensation or seek other remedies for the transaction in all or major aspects, or may impose restrictions or conditions or cause interference to the transaction in all or major aspects.

7.1.4	There are no legal restrictions. There is no effective laws of China or other applicable laws or any agreement, contract or document that prohibits or restricts the completion of this transaction.

7.1.5	Approval procedure. The shareholders (meeting) and the board of directors/executive directors of the target company have formally passed relevant written resolutions. (i) Approve the signing, delivery and performance of the transaction documents, and give up any other rights that may affect the transaction, such as its preemptive right. (ii) Adopt the new articles of association of the target company (“new articles of association”) that satisfy the transferee, (iii) Dismiss the current legal representative, responsible person, director (or executive director), supervisor, manager, corporate contact person, financial controller and other key personnel of the target company (“original key personnel resigned”), and elect new legal representative, responsible person, director (or executive director), supervisor and manager, corporate contact person, financial controller and other key personnel of each target company appointed by the transferee (“new key personnel selection”). In addition, the Target Company has obtained or completed all the approvals, registrations, filing, consents or exemptions (if applicable) of the competent government departments and third parties required for signing, delivering and performing the transaction documents and completing the transactions under the transaction documents.

7.1.6	Change bank account. The commitment party has submitted an application to the bank according to the requirements of the transferee and completed the change of the reserved name seal of all bank accounts of the target company to the reserved name seal of the person designated by the transferee.

7.1.7	No major adverse changes. As of the closing date, there are no events, facts, conditions, changes or other circumstances (including but not limited to anything listed in Article 6.1.1 of this Agreement that the target company shall not do without the prior written consent of the transferee) that have had or may have a significant adverse impact on the equity, assets, financial status, liabilities and normal operation of the target company.

7.1.8	The approval procedure of the transferee. The transferee’s shareholders’ meeting (if applicable) and/or the board of directors have formally passed relevant written resolutions to approve the signing, delivery and performance of the transaction documents.

7.1.9	Letter of proof that the preconditions for delivery have been met. Each commitment party has signed and issued to the transferee a letter of proof that the preconditions for delivery are satisfied in the form and content as shown in Annex II to this Agreement, confirming that all the preconditions for delivery under this Article 7.1 have been satisfied.

7.2	The Covenanting Party shall ensure that the conditions precedent to the Closing as described in Section 7.1 of this Agreement are fulfilled as soon as possible, and the Closing shall occur no later than July 19, 2025, or such other date as may be mutually agreed by the Transferor and the Transferee (the “Closing Deadline”). After the signing of this Agreement, if any of the conditions precedent to the Closing as described in Section 7.1 are not fulfilled before the Closing Deadline or waived in writing by the Transferee, the Transferee shall have the right to terminate this Agreement by written notice in accordance with Section 9 of this Agreement.

Article 8 Breach of Contract and Compensation

8.1	General liability for breach of contract. If either party violates any statement, warranty, commitment, agreement or other provisions under this Agreement, or any statement/warranty made by any party under this Agreement is untrue, inaccurate, incomplete or misleading, thus causing the other party to bear any expenses, responsibilities or suffer any losses (“compensable losses”), the breaching party or the party making false statements shall compensate the other party for all the compensable losses.

8.2	Specific liability for breach of contract. The commitment parties respectively and jointly agree that the commitment party shall jointly and severally compensate and provide compensation to the indemnified persons for any compensable losses incurred by the transferee and/or the target company directly or indirectly related to or due to the following matters, or brought against the above-mentioned entities and/or their related parties, directors, partners, shareholders, employees, agents and representatives (collectively referred to as “indemnified persons”).

8.2.1	Any obligation, responsibility, fine or punishment borne by the compensated person due to this transaction.

8.2.2	Any loans, debts, liabilities, guarantees and other contingent liabilities of the Target Company arising from or before the closing date and not disclosed in the financial statements, or debts, liabilities and liabilities arising from any non-routine business of the Target Company after the closing date due to events occurring on or before the closing date;

8.2.3	The following acts of the transferor or the target company before the closing date: (i) Violation of laws of China, anti-corruption laws or other applicable laws and regulations or any approval; (ii) Violate any contract and agreement to which it is a party or which is binding on it; (iii) Infringe on the rights and interests of any third party (including but not limited to intellectual property rights, trade secrets and personal privacy information); (iv) Failing to declare, pay in full, withhold or pay in compliance with the laws of China any due taxes (including but not limited to value-added tax, cultural undertakings construction fees), social insurance and housing provident fund (including but not limited to any fines, surcharges, fines and interest related to taxes, social insurance and housing provident fund).

8.3	The Transferor hereby confirms, agrees and promises that it shall not claim compensation from the Target Company for the compensation claimed by the Indemnitee under this Agreement, and it shall not require the Target Company to compensate any compensation or compensation paid by it to the Indemnitee under this Agreement.

Article 9 Termination of Agreement

9.1	Situation of Termination of Agreement

This agreement can be dissolved in the following ways:

9.1.1	The parties to this agreement shall jointly agree in writing to terminate the agreement and determine the effective time of termination;

9.1.2	Before the closing date, any party (unless otherwise agreed in the following clauses) may notify the other party in writing to terminate this Agreement when the following circumstances occur:

(1)	As far as the transferee has the right to terminate this agreement, the delivery preconditions agreed in Article 7.1 of this agreement have not been met before the delivery deadline and the transferee has not been exempted in writing;

(2)	The statement or guarantee of any other party is untrue, inaccurate, incomplete, omitted or misleading at the time of making or the closing date, and has had or may have a significant adverse impact on the target company or the parties’ performance of this agreement or the completion of this transaction;

(3)	Any other party to this Agreement commits a major breach of contract, and the breaching party fails to correct the breach of contract within thirty (30) days after receiving the notice from the transferee requesting correction;

(4)	Any other party to this Agreement enters into any voluntary or compulsory bankruptcy proceedings (unless such proceedings are cancelled within 90 days after the commencement), or any other party is declared bankrupt by the court or other government agencies;

(5)	Due to force majeure, the performance of this agreement has been seriously disturbed for more than 6 months; or

(6)	Major changes in any applicable laws of China or the interpretations, or revisions, supplements or revocations of any applicable laws and regulations or the interpretations by any government agency, which leads to the failure to achieve the main purpose under this Agreement or the failure of the transferee to realize the main interests under this Agreement.

9.2	Effect of Termination of Agreement

9.2.1	Unless otherwise agreed in this agreement, when this agreement is dissolved in accordance with any of the above-mentioned clauses 9.1, this agreement will be null and void, but Articles 8 to 12 of this agreement will remain valid.

9.2.2	Unless otherwise agreed in this Agreement, after the dissolution of this Agreement, all parties to this Agreement shall do their best to restore the status before the signing of this Agreement within thirty (30) days or other periods confirmed by the parties, including but not limited to the transferee’s transfer of the target equity to the transferor, and the transferor shall and shall ensure that the transferor designates the subject (1) to return the received equity for consideration to the transferor; And (2) with the consent of the transferee, return the transfer consideration corresponding to the converted consideration equity to the bank account designated by the transferee. The dissolution of this Agreement shall not affect any party’s right to compensation or compensation under this Agreement.

Article 10 Force Majeure

10.1	If either party fails to perform or cannot fully perform this Agreement directly due to earthquake, typhoon, flood, fire, epidemic disease, war, riot, hostile action, public unrest, strike, plague, serious infectious disease and any other unforeseeable and unavoidable force majeure event (“Force Majeure”), the party affected by the above force majeure will not perform or partially perform this Agreement. However, the affected party shall immediately and without delay send a written notice to the other parties in accordance with the notification method agreed in Article 12.10 of this Agreement, and shall provide the details of the force majeure event to the other parties within fifteen days after sending the written notice, explaining the reasons for its failure to perform, partial failure to perform or delay in performance.

10.2	If the party claiming force majeure fails to notify other parties and provide appropriate proof according to the above provisions, it shall not be exempted from the responsibility of failing to fulfil its obligations under this agreement. The party affected by the force majeure shall make reasonable efforts to reduce the consequences caused by the force majeure and resume performing all relevant obligations as soon as possible after the termination of the force majeure. If the party affected by force majeure fails to resume the performance of the relevant obligations after the reasons for temporarily exempting the performance of the obligations due to force majeure disappear, the party shall be liable to the other parties.

10.3	When force majeure occurs, all parties shall immediately consult with each other in order to reach a fair solution and shall make all reasonable efforts to minimize the consequences caused by the force majeure.

Article 11 Privacy Policy

11.1	Each party shall keep confidential the fact that each party has signed this Agreement and the terms of this Agreement, as well as the confidential information, technical secrets of the other party and any oral or written materials exchanged by each other in preparing or performing the transaction documents during the validity period of the transaction documents, and shall not disclose the aforementioned information to any third party.

11.2	The transferor and its respective shareholders, partners and actual shareholders understand that after the closing date, trade secrets are extremely important to the target company and/or the transferee, and the disclosure of such trade secrets may directly or indirectly benefit the competitors of the target company and/or the transferee, and damage the interests of the target company and/or the transferee and/or their respective related parties. Therefore, the transferor agrees that after the signing of this agreement, except for the purpose of promoting the performance of the obligations of the transferor and the target company under this agreement, the transferor shall, and shall urge its respective related parties, as well as its respective directors, managers, employees, accountants, consultants, representatives and agents, to keep all trade secrets confidential, and take all reasonable measures to protect the confidentiality of trade secrets and avoid their disclosure and use, so as to prevent trade secrets from entering the public domain or being unauthorized. After the delivery, without the prior written consent of the transferee, the promisor and the transferor shall not, and urge their respective shareholders, partners and actual rights holders not, disclose, copy or use the trade secrets in any way, and shall fulfill the delivery obligations to the transferee as agreed in Article 4 of this Agreement, or delete or destroy any articles or carriers containing or abstracting the trade secrets as required by the transferee.

11.3	The transferee agrees that before the closing date, except for the purpose of promoting the performance of its obligations under this Agreement, the transferee shall and shall urge its related parties, directors, managers, employees, accountants, consultants, representatives and agents to keep all business secrets confidential.

11.4	The above restrictions do not apply to: (i) The information is known to the public at the time of disclosure; (ii) The information is disclosed with the prior written consent of the other party; (iii) Disclosed by one party to its related parties, directors, managers, employees, accountants, consultants, representatives and agents who agree to perform confidentiality obligations for the purpose of performing transactions under this Agreement; (iv) One party shall disclose it according to the requirements of the government department or stock exchange that has jurisdiction over it. If feasible, within a reasonable time before making the above disclosure, the disclosing party shall negotiate with other parties about the disclosure, and seek to treat the disclosure as confidential as possible as reasonably requested by other parties.

11.5	Without the prior written consent of each party, neither party shall issue any press release, announcement or other public disclosure on this transaction.

Article 12 Other Agreements

12.1	Effective date. This agreement shall come into force on the date stated at the beginning of this agreement after it is formally signed by all parties (in which the natural person must sign by himself and the corporate legal person or other non-natural person entity must affix its official seal), which constitutes legal, effective and binding rights and obligations for all parties and can be enforced according to the terms of this agreement.

12.2	Applicable law. The signing, entry into force, performance, interpretation, termination and dispute settlement of this Agreement shall be governed by the laws of China.

12.3	Dispute resolution. Any dispute, controversy or complaint arising from or related to this Agreement or its interpretation, violation, termination or validity shall be settled through consultation. These negotiations shall begin immediately when one party to this Agreement requests the other party to settle the dispute through negotiation in writing. If negotiation fails, either party may submit the dispute to the courts of the Hong Kong Special Administrative Region for litigation. Unless otherwise agreed in writing by both parties, the courts of the Hong Kong Special Administrative Region shall have non-exclusive jurisdiction over all disputes under this contract. The jurisdiction agreement in this article shall not affect the right of either party to bring a lawsuit to other courts with jurisdiction within the scope permitted by applicable laws. This agreement shall remain in full force and effect in all aspects except litigation matters during the legal proceedings under this article. Except for the obligations involved in litigation, each party shall continue to perform its obligations and exercise its rights under this agreement.

12.4	Short version of the agreement. Each party agrees that in order to handle the government procedures related to this transaction, each party shall negotiate in good faith to sign other contracts, agreements or documents related to the matters under this agreement (including but not limited to the simplified equity transfer agreement and other documents signed according to the requirements of the market supervision and management department and/or tax declaration, if applicable), but in case of any contradiction or inconsistency between these contracts, agreements or documents and this agreement, this agreement shall prevail.

12.5	Overall agreement. This agreement is an overall agreement reached between the parties to this agreement on the matters involved in this agreement, replacing all oral or written, express or implied agreements, agreements, statements and conditions made before the signing of this agreement.

12.6	Abstain. Neither party’s failure to exercise or delay in exercising any rights or remedies stipulated in this Agreement and its amendment or supplementary agreement shall constitute or be deemed as a waiver; Any single or partial exercise of the above rights and remedies should not hinder the further exercise of the rights and remedies.

12.7	Separability. If any provision in this Agreement is judged to be illegal, invalid or unenforceable, all parties agree that the provision shall be enforced to the maximum extent possible to realize the intention of all parties, and the validity, legality and enforceability of all other provisions in this Agreement will not be impaired in any way. If it is necessary to make the intentions of the parties effective, the parties will negotiate in good faith to amend the agreement and replace the unenforceable words with words that are as close as possible to the above intentions and can be enforced.

12.8	Notice. Any notice or other communication (“notice”) related to this Agreement sent by one party to the other party shall be in written form and delivered to the notified party at the following mailing address or mailing number or email address, and the names of the following contacts shall be indicated to constitute an effective notice. The delivery time of various communication modes listed in the next paragraph shall be determined in the following ways: (i) The notice presented in person shall be deemed to have been delivered when the notified person signs for it; (ii) Notices that can be sent by mail shall be sent by registered express mail or express mail. Registered express mail shall be deemed as delivered on the seventh (7th) day after posting, and express mail shall be deemed as delivered when the notified person signs for it. (iii) A notice sent by email is deemed to have actually been delivered when the email reaches the recipient’s email system. If the above mailing address or notification method of any party changes (the “changing party”), the changing party shall notify the other party within seven (7) days after the change. If the changing party fails to notify in time as agreed, the changing party shall bear the losses caused thereby.

Transferor 3e Network Technology Company Limited

Address: FLAT 1512, 15/F, LUCKY CENTRE, NO.165-171 WAN CHAI ROAD, WAN CHAI, HONG KONG

Telephone:

Contact:

Target company (before delivery) GuangZhou 3E Network Technology Company Limited

Address: Room B046, 801, Block 11, Sixing Street, Huangge Town, Nansha District, Guangzhou, PRC

Telephone:

Contact:

Transferee and target company (after delivery) Hongkong Techfaith Limited

Address: ROOM 1602, 16/F,, LUCKY CENTRE,, NO. 165-171 WAN CHAI ROAD,, WAN CHAI, HONG KONG

Telephone:

Contact:

12.9	Use of names. Without the prior written consent of the other party, neither party shall use, publish or copy the name of the other party or any of its related parties or any similar company name, trade name, trademark, product or service name, domain name, logo, logo or special description to enable a third party to identify the other party or any of its related parties for any marketing, advertising, promotion or other purposes.

12.10	Transfer and Assignment. This Agreement shall be valid for the successors and assignees of all parties, and the above-mentioned successors and assignees may enjoy the rights and interests and undertake the obligations under this Agreement. The transferee has the right to assign and transfer its rights, interests and obligations under this agreement and other transaction documents to its related parties. Without the prior written consent of the transferee, no other party may assign or transfer any of its rights or obligations under this Agreement.

12.11	Amendments and supplements to this agreement. All parties shall amend and supplement this agreement in the form of written agreement. The modification agreement and supplementary agreement signed by all parties concerned are an integral part of this agreement and have the same legal effect as this agreement.

12.12	Attachment. Annexes to this Agreement are an integral part of this Agreement, and they are complementary to the main body of this Agreement and have the same legal effect. In case of any conflict between annexes to this Agreement and this Agreement, the agreement in the main body of this Agreement shall prevail and shall be modified accordingly.

12.13	Language and text. This agreement is made in Chinese. This agreement can be signed in multiple copies, each of which has the same legal effect.

(There is no text below this page)

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Target company: Target company:

GuangZhou 3E Network Technology Company Limited (Seal)

Signature:
Name:	Yang Tingjun
Position:	Legal Representative / Director / Manager

Signature Page of Equity Transfer Agreement of GuangZhou 3E Network Technology Company Limited.

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Transferor:

3e Network Technology Company Limited (Stamp)

By(print):
Name:
Title:

Signature Page of Equity Transfer Agreement of GuangZhou 3E Network Technology Company Limited.

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Transferee:

HongKong Techfaith Limited (Stamp)

By(print):
Name:
Title:

Signature Page of Equity Transfer Agreement of GuangZhou 3E Network Technology Company Limited.

Annex I Ownership Structure of the Target Company

Part I Ownership Structure of Target Company before Closing date

As of the signing date of this agreement, the equity structure of the target company is as follows:

	Shareholder	Subscribed registered capital (RMB$/10,000)	Shareholding ratio	Remarks
1.	3e Network Technology Company Limited（HK）	200	100.00%	Transferor
Total		200	100.00%	—

Part II Ownership Structure of the Target Company from the Closing date

Since the closing date, the ownership structure of the target company is as follows:

	Shareholder	Subscribed registered capital (RMB$/10,000)	Shareholding ratio	Remarks
1.	HongKong Techfaith Limited	200	100.00%	Transferee
Total		200	100.00%	—

Annex I

Annex II: Certificate of Fulfillment of Conditions Precedent

According to Guangzhou 3E Network Technology Company Limited (“Target Company”), 3e Network Technology Company Limited (“Transferor”), Article 7.1.9 of the Equity Transfer Agreement on Guangzhou 3E Network Technology Company Limited. (the “Equity Transfer Agreement”) signed by HongKong Techfaith Limited (the “transferee”) and other interested parties on March 21, 2025, The promisee hereby issues a letter of proof that the preconditions for this delivery are satisfied (“this certificate”) to prove the following matters:

1.	From the signing date of the equity transfer agreement to the date of issuance of this certificate, the statements and guarantees made by the promisor in Article 5 of the equity transfer agreement are completely true, complete, accurate and effective in all important aspects, without any misleading or omission;

2.	As of the date of issuance of this Certificate, all delivery preconditions under Article 7.1 of the equity transfer agreement (except Article 7.1.8, which are confirmed by the transferee) have been met.

Terms not specifically defined in this certificate have the same meanings as those in the equity transfer agreement and its annexes.

In view of this, the following parties signed this certificate on____year____month____day. This certificate shall come into effect as of the date of signing.

[There is no text below this page, it is a signature page]

3e Network Technology Company Limited (Stamp)

By(print):

Name:

Title:

Guangzhou 3E Network Technology Company Limited (Seal)

Signature:

Name:	Yang Tingjun

Position:	Legal Representative / Director / Manager

Annex II